SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 12, 2024

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 151 to the Registration Statement on Form N-1A of BlackRock Liquidity Funds (the “Trust”) on behalf of its series, FedFund and TempCash (File Nos. 2-47015 and 811-2354)

Dear Ms. O’Neal:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 151 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of FedFund and TempCash (each a “Fund” and collectively, the “Funds”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on August 12, 2024.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Funds deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

The Amendment also contains the Trust’s responses to the comments provided by Ms. Deborah O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 26, 2024 regarding the Trust’s Post-Effective Amendment No. 150 to its

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

August 12, 2024

Registration Statement filed with the Commission on June 10, 2024 pursuant to Rule 485(a) under the Securities Act. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

TempCash-Cash Management Shares Prospectus

Comment 1: The fee table discloses that shareholder servicing fees for Cash Management Shares of TempCash are 0.50%. Disclose in correspondence why shareholder servicing fees are 0.50% for this class.

Response: Pursuant to the Board-approved Amended Cash Management Shareholder Servicing Plan, certain service organizations who provide support services as set forth therein to their customers who beneficially own Cash Management Shares (as described in the Trust’s respective Prospectuses) may receive a fee, computed daily and paid monthly in the manner, and pursuant to the allocation, set forth in the Servicing Agreements, at the annual rate of up to .50% of the average daily net asset value of the Cash Management Shares held by the Service Organizations on behalf of their customers, of which .25% is for support service which is not “service” within the meaning of the applicable rule of the Financial Industry Regulatory Authority. Pursuant to the Servicing Agreements: An initial .10% (on an annual basis) of the average daily net asset value of such shares will be paid to service organizations for providing services which may include: (i) answering customer inquiries regarding account status and history, the manner in which purchases, exchanges and redemptions of shares may be effected and certain other matters pertaining to the customers’ investments and (ii) assisting customers in designating and changing dividend options, account designations and addresses. Another .25% (on an annual basis) of the average daily net asset value of such shares will be paid to service organizations for providing services (“Support Services”) which may include: (iii) aggregating and processing purchase and redemption requests from customers and placing net purchase and redemption orders with the distributor; (iv) providing customers with a service that invests the assets of their accounts in shares pursuant to specific or pre-authorized instructions; (v) processing dividend payment from the particular series on behalf of customers; (vi) providing information periodically to customers showing their positions in a series’ Cash Management Shares; (vii) arranging for bank wires; (viii) responding to customer inquiries relating to the series or the services performed by service organizations; (ix) providing sub-accounting with respect to a series’ shares beneficially owned by customers or the information necessary for sub-accounting; (x) if required by law, forwarding shareholder communications from the particular series (such as proxies, shareholder reports, annual and semi-annual financial statements and dividend, distribution and tax notices) to customers; and (xi) providing such other similar services if requested to the extent permitted to do so under applicable statutes, rules or regulations. Another .05% (on an annual basis) of the average daily net asset value of such shares will be paid to service organizations for providing sweep and/or allocation services (“Sweep/Allocation Services”) which may include: (xii) providing the necessary computer

August 12, 2024

hardware and software which links the service organization DDA and/or employee benefits system to an account management system; (xiii) providing software that aggregates the customer’s orders and establishes an order to purchase or redeem shares of a series based on established target levels for the customer’s accounts; (xiv) providing periodic statements showing a customer’s account balance and, to the extent practicable, integrating such information with other customer transactions otherwise effected through or with the service organization; and (xv) furnishing (either separately or on an integrated basis with other reports sent to a customer by the service organization) monthly and year-end statements and confirmations of purchases, exchanges and redemptions. Another .10% (on an annual basis) of the average daily net asset value of such shares will be paid to service organizations for providing services which may include: (xvi) marketing and activities, including direct mail promotions that promote the Sweep/Allocation Services, (xvii) expenditures for other similar marketing support such as for telephone facilities and in- house telemarketing, (xviii) distribution of literature promoting Sweep/Allocation Services, (xix) travel, equipment, printing, delivery and mailing costs, overhead and other office expenses attributable to the marketing of the Sweep/Allocation Services.

Comment 2: In the fee table relating to Cash Management Shares of TempCash, a footnote explains that BlackRock Advisors, LLC, as investment manager, has contractually agreed to waive fees and/or reimburse ordinary operating expenses in order to keep combined Management Fees and Miscellaneous/Other Expenses (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) from exceeding a certain amount. Please discuss in correspondence whether any waivers or reimbursements pursuant to this contractual agreement can be recouped by BlackRock Advisors, LLC in subsequent periods.

Response: BlackRock Advisors, LLC may not “recoup” any waivers or reimbursements under this contractual agreement.

Comment 3: Please provide the completed expense example for TempCash’s Cash Management Shares a week prior to the effectiveness of the registration statement.

Response: The completed expense example for TempCash’s Cash Management Shares was provided supplementally to the Staff on August 7, 2024.

Comment 4: The risk factor for “Interest Rate Risk” discloses that “[t]he Federal Reserve has recently begun to raise the federal funds rate as part of its efforts to address rising inflation.” Please consider updating this disclosure.

Response: The Trust has revised the risk factor for “Interest Rate Risk” as follows:

“Interest Rate Risk — Interest rate risk is the risk that the value of a debt security may fall when interest rates rise. In general, the market price of debt securities with longer maturities will go up or down more in response to changes in interest rates than the market price of shorter-term securities. Due to fluctuations in interest rates, the market

August 12, 2024

value of such securities may vary during the period shareholders own shares of the Fund. Very low or negative interest rates may magnify interest rate risk. During periods of very low or negative interest rates, the Fund may be unable to maintain positive returns or pay dividends to Fund shareholders. The Fund may be subject to a greater risk of rising interest rates ~~due to the recent~~ during a period of historically low interest rates. The Federal Reserve has ~~recently begun to raise~~ raised the federal funds rate as part of its efforts to address rising inflation. ~~There is a risk that interest rates will continue to rise, which will likely drive down the prices of bonds and other fixed-income securities.~~ Changing interest rates may have unpredictable effects on markets, may result in heightened market volatility and may detract from the Fund’s ability to achieve its investment objective.”

Comment 5: In the “Management of the Fund” section of the prospectus, please delete the paragraph relating to the basis for Board’s approval of the management agreement and sub-advisory agreement.

Response: The paragraph in question has been deleted.

FedFund-Penserra and Great Pacific Shares Prospectuses

Comment 6: In the fee table relating to each Prospectus for FedFund, a footnote explains that BlackRock Advisors, LLC, as investment manager, has contractually agreed to waive fees and/or reimburse ordinary operating expenses in order to keep combined Management Fees and Miscellaneous/Other Expenses (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) from exceeding a certain amount. Please discuss in correspondence whether any waivers or reimbursements pursuant to this contractual agreement can be recouped by BlackRock Advisors, LLC in subsequent periods.

Response: BlackRock Advisors, LLC may not “recoup” any waivers or reimbursements under this contractual agreement.

Comment 7: Please provide the completed expense examples for FedFund’s Penserra and Great Pacific Shares a week prior to the effectiveness of the registration statement.

Response: The completed expense examples for were provided supplementally to the Staff on August 7, 2024.

Comment 8: The risk factor for “Interest Rate Risk” discloses that “[t]he Federal Reserve has recently begun to raise the federal funds rate as part of its efforts to address rising inflation.” Please consider updating this disclosure.

Response: Please see the response to Comment 4 above.

August 12, 2024

Comment 9: Please confirm in correspondence that FedFund will not experience any operational issues because it cuts off subscriptions and redemptions at 5 p.m. instead of 4 p.m. (i.e., the typical closing time for the New York Stock Exchange).

Response: The Fund typically has not experienced any operational issues because of its cut off time for subscriptions and redemptions. The Fund has been operating with a 5 p.m. cut off time for many years.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 839-5511 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Douglas E. McCormack
Douglas E. McCormack

cc:	Tricia Meyer

Jesse C. Kean